EXHIBIT 99.1

December 4, 2024

Sandstorm Gold Royalties
Reports Portfolio Exploration Activity
and Development Advancements

Vancouver, BC | Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE: SAND, TSX: SSL) is pleased to provide exploration advancements on certain assets from its diversified stream and royalty portfolio (dollar figures in USD unless otherwise indicated).

Additional High-Grade Intercepts at Fruta del Norte

Lundin Gold Inc. (“Lundin Gold”) announced additional high-grade results from its 2024 near-mine and conversion drilling programs at the Fruta del Norte (“FDN”) gold mine in Ecuador. The near-mine exploration at FDN South (“FDNS”) has confirmed the continuity and high-grade nature of the mineralized system extending south of the main deposit. The exploration strategy aims to extend the mine’s life by expanding Mineral Resources at FDN through the exploration and delineation of new discoveries near the existing operation. As of November 4th, Lundin Gold reported a total of 45,325 metres has been drilled across 120 holes from both surface and underground as part of the near-mine program. Since the second quarter of 2024, the program has concentrated on FDNS.

FDNS drilling highlights include (not true widths):

•	UGE-S-24-145: 22.67 grams per tonne (“g/t”) gold over 41.6 metres from 26.4 metres, including:
•	68.81 g/t gold over 4.7 metres from 40.7 metres; and
•	53.08 g/t gold over 10.8 metres from 57.2 metres.
•	UGE-S-24-175: 15.26 g/t over 38.0 metres from 19.4 metres, including:
•	22.02 g/t gold over 4.3 metres from 27.9 metres; and
•	65.01 g/t gold over 5.4 metres from 44.5 metres.
•	UGE-S-24-174: 9.02 g/t gold over 26.2 metres from 4.6 metres, including:
•	16.20 g/t gold over 12.1 metres.

The conversion drilling program, aimed at upgrading Inferred Mineral Resources to Indicated, continued to return high-grade results as well, confirming mineralization adjacent to mine workings.

A total of 13,755 metres of underground drilling from 110 drill holes has been executed in 2024, and drilling for the year is now complete. An updated Resource estimate is planned to be issued in the first quarter of 2025.

Conversion drilling highlights include (not true widths):

•	FDN-C24-140: 8.28 g/t gold over 80.9 metres from 143.5 metres, including:
•	31.29 g/t gold over 9.25 metres from 167.8 metres.
•	FDN-C24-157: 7.00 g/t gold over 46.5 metres from 5.0 metres, including:
•	20.17 g/t gold over 10.4 metres from 31.9 metres.
•	FDN-C24-153: 18.75 g/t gold over 10.9 metres from 18.5 metres, including:
•	30.32 g/t gold over 6.4 metres from 21.5 metres.

For more information, including the complete drilling results, visit www.lundingold.com and refer to the press release dated November 4, 2024. Sandstorm holds a 0.9% net smelter returns (“NSR”) royalty on the precious metals produced at FDN.

Allied Gold Focuses on Resource Upgrade at Bonikro Gold Mine

Allied Gold Corporation (“Allied Gold”) reported exploration and resource drilling at the Bonikro mine in Côte d’Ivoire during the third quarter 2024, focused on advancing both the Hire mining license and the Oume exploration license. At Hire, 231 holes totaling 12,696 metres of drilling were completed. Fresh rock gold intersections suggest the presence of a linking mineralized structure between the Akissi-So and Agbalé deposits. Additional infill drilling is planned to further test this area as Allied Gold aims to connect these mineralized zones and expand the resource.

On the Oume Exploration License, 66 holes totaling 10,283 metres of drilling were completed primarily at the Dougbafla West and North deposits, with a focus on upgrading Inferred Resources. Drilling at Dougbafla West focused on advancing the oxide portion of the resource, while activities at Dougbafla North included core drilling and structural geological analysis, which improved the understanding of mineralization geometry and supported resource estimation wireframing. Target generation across the broader Hire mining license progressed, with field teams actively conducting exploration at the Ditula prospect.

These exploration and development activities reflect Allied Gold’s concerted effort to expand and upgrade resources across the Bonikro mine’s key prospects. For more information, visit Allied Gold’s website at www.alliedgold.com and refer to the press release dated November 7, 2024.

Sandstorm holds a gold stream on the Bonikro mine, which includes both the Hire mining license and the Oume exploration license within the stream’s area of interest. Under the terms of the stream agreement, Sandstorm is entitled to purchase 6% of gold produced at the mine until 39,000 ounces of gold are delivered, then 3.5% of gold produced until 61,750 cumulative ounces of gold have been delivered, then 2% thereafter, subject to minimum annual deliveries. Sandstorm will make ongoing cash payments of $400 per ounce of gold delivered.

Gold Resources at Minyari Dome Grow by 33%; Updated Scoping Study

Antipa Minerals Limited (“Antipa”) has released the results of an updated Scoping Study for its 100% owned Minyari Dome project in Western Australia. The study reaffirms the project’s standalone development potential and incorporates the recent update to the project’s Mineral Resource Estimate (“MRE”), with a 33% increase in the gold resource base compared to the previous MRE dated May 2022, now estimated at 2.3 million ounces (“Moz”) of gold. Initial gold production of 1.3 Moz, at an average annual rate of 130 thousand ounces (“koz”), is expected for the first 10 years. The study also identifies opportunities to further enhance project economics, including resource expansion, by-product potential, and optimization of mining strategies.

A Phase 2 drilling program comprising of up to 11,000 metres, including up to 10,000 metres of reverse circulation drilling and up to 1,000 metres of diamond core drilling, recently commenced at Minyari Dome and will run through the fourth quarter of 2024, while multiple growth-focused drilling programs are planned for 2025.

For more information, visit www.antipaminerals.com.au and refer to the press releases dated September 17, October 15, and October 24, 2024. Sandstorm holds a 1.0% NSR royalty on the North Telfer project, which encompasses the Minyari Dome project.

Awalé Drills 59 Metres at 14.7 g/t Gold at Odienné Project

Awalé Resources Limited (“Awalé”) has reported further assay results from the company’s 2024 drill program at the Odienné project in Côte d’Ivoire. Exploration activities have yielded significant advancements at both the Charger and BBM Zones.

At the Charger Zone, drilling has confirmed robust high-grade gold mineralization, highlighted by 14.7 g/t gold over 59 metres including 22.4 g/t gold over 21 metres from 143 metres in hole OEDD-100. The results of the drilling program confirmed both grade and geological continuity within the breccia system. It has now been established that the mineralization carrying breccia’s true width is over 30 metres within a 200-metre strike length.

Parallel zones and step-out drilling remain focus areas as Awalé advances its understanding of the target’s potential through further exploration into late 2024 and early 2025. The Charger Zone remains a key discovery with the potential to uncover additional high-grade zones along and beyond the established corridor.

At the BBM Zone, Awalé recently concluded a 6,808 metre follow-up drill program, reporting high-grade results such as 27 metres at 1.9 g/t gold including 12 metres at 2.86 g/t gold in hole OEDD-98. Drill results to date have confirmed strong grade continuity within the system while interpretation of the drill data has introduced a fold model that suggests the potential for parallel higher-grade shoots within a core zone of robust mineralization now exceeding 600 metres in length. Awalé plans to complement further step-out and infill drilling with induced polarization surveys targeting both the core BBM Zone and nearby satellite zones as part of a broader exploration campaign stretching into 2025.

For more information, including complete drill results, visit Awalé’s website at www.awaleresources.ca and refer to the press releases dated November 11 and 18, 2024. Sandstorm holds a 2.0% NSR royalty on the Odienné project.

Troilus Gold Advances Project Financing

Troilus Gold Corp. (“Troilus Gold”) has advanced its project financing efforts, securing Letters of Intent (“LOI”) from Export Development Canada (“EDC”) and three major European export credit agencies for a combined total of up to $1.3 billion to support the development of the Troilus copper-gold project in Quebec, Canada. Troilus Gold recently announced a LOI from EDC for up to $300 million, complementing previously announced LOIs including $300 million from the official Export Credit Agency of Finland, approximately $200 million from the Swedish Export Credit Agency, and a $500 million LOI from Germany’s Euler Hermes. The LOIs are contingent on various factors. The in-principle support from these LOIs represent a substantial portion of the estimated capital expenditures for the Troilus project, and Troilus Gold remains focused on finalizing its financing strategy and advancing the project toward development.

For more information, visit www.troilusgold.com and refer to the press releases dated November 13, 19, and 21, 2024. Sandstorm holds a 1.0% NSR royalty on the Troilus project.

Qualified Person

Imola Götz (M.Sc., P.Eng, F.E.C.), Sandstorm’s Vice President, Mining & Engineering is a Qualified Person as defined by Canadian National Instrument 43-101. Ms. Götz has reviewed and approved the scientific and technical information in this news release.

Contact Information

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

Nolan Watson	Mark Klausen
President & CEO	Corporate Communications
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a precious metals-focused royalty company that provides upfront financing to mining companies and receives the right to a percentage of production from a mine, for the life of the mine. Sandstorm holds a portfolio of over 230 royalties, of which 41 of the underlying mines are producing. Sandstorm plans to grow and diversify its low-cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For United States reporting purposes, the United States Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include the future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in the Company’s annual report for the financial year ended December 31, 2023 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 27, 2024 available at www.sedarplus.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.